UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02041654


SEC MAIL
RECEIVED
PROCESSING
JUN 20 2002
WASH, D.C.
152
SECTION

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

P.E.
6-3-02

For the month of June, 2002

Cameco Corporation
(Commission file No. 1-14228)

**2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ


Cameco

web site address:
www.cameco.com

Cameco Corporation
2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Announces Purchase of Smith Ranch

Saskatoon, Saskatchewan, Canada, June 19, 2002 . . . .

Cameco Corporation announced today that it has agreed, through its subsidiaries, to purchase the Smith Ranch uranium in situ leach (ISL) mine and various other ISL properties located in Wyoming from BHP Billiton's subsidiary Rio Algom Mining LLC (Rio Algom).

The mine includes a 2-million-pound U_3O_8 annual capacity mill that began operation in 1997, together with proven and probable uranium reserves of 27 million pounds U_3O_8 as of December 31, 2001. In exchange for Smith Ranch and other Wyoming ISL properties, Cameco has agreed to assume the decommissioning liabilities associated with the mine, estimated at approximately $11 million (US), and to purchase approximately $6 million (US) of Rio Algom's uranium inventory.

"These are the right assets, in the right place at the right price," said Bernard Michel, chair and chief executive officer of Cameco Corporation. "ISL reserves are the most economic after our large, high-grade reserves in Saskatchewan and Smith Ranch is right next to our existing US operations. We are obtaining these assets at a time when the uranium price is low, but on a rising trend."

Cameco has already secured forward sales commitments for more than 900,000 pounds U_3O_8 of Smith Ranch production at prices substantially above the current long-term price indicators. Cameco expects this deal will be accretive to earnings in 2002 and to cash flow beginning next year.

Smith Ranch will be operated by Power Resources, Inc. (PRI), a wholly owned subsidiary of Cameco. PRI currently operates the Highland ISL mine. The mill at Smith Ranch is less than five kilometres from the nearest Highland facility and the properties share a common border. Cameco expects to achieve a number of efficiencies due to the close proximity of the two operations.

The agreement is subject to regulatory approval and is expected to close within 45 days.

. . . 2/

As of December 31, 2001, the Smith Ranch uranium reserves were:

- proven reserves of 8.9 million pounds U_3O_8
- probable reserves of 18.0 million pounds U_3O_8

These reserve categories are consistent with the categories recommended in Canadian National Instrument 43-101.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

- End -

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318